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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  FORM 12b-25


                                              Commission File Number 0-28472

                   NOTIFICATION OF LATE FILING

     (Check One):   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F   [ ] Form 10-Q
[ ] Form 10-N-SAR
For Period Ended:  March 31, 1998
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                     Part I -  Registrant Information

Full Name of Registrant:    Digital Video Stystems, Inc.

Former Name If Applicable:
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Address of Principal Executive Office (Street and Number):
160 Knowles Drive
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City, State and Zip Code: Los Gatos, CA  95032
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                     Part II - Rules 12b-25 (b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]  (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual  report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by
               Rule 12b-25(c) has been attached if applicable.


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                     Part III - Narrative

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     Digital Video Systems, Inc. ("the Company") will not be able to file its Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998 by the specified due date since comprehensive records relating to the Company's Joint Venture in Panyu, China have only recently been made available to the Company. During the fiscal year ended March 31, 1998 the Company purchased the interest of its former joint venture partner in the Panyu joint venture and took over administrative control of the joint venture. Based upon the results of a recent audit of the Panyu joint venture, the Company believes that its former venture partner diverted substantial revenues generated by the joint venture and removed substantial amounts of inventory of the joint venture without authorization or payment.



                     Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification

John Smuda                (408)                    874-8200
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(Name)                           (Area Code)            (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes       [ ] No



               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ X] Yes       [ ] No

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     It is anticipated that a significant change in results of operations from the fiscal year ended March 31, 1997 ("fiscal 1997") will be reflected in the statement of operations to be included in the Annual Report on form 10-KSB for the fiscal year ended March 31, 1998 ("fiscal 1998"). The Company expects to report revenues of $17,600,000 and a net loss of $25,700,000 for fiscal 1998, as compared to revenues of $14,100,000 and a net loss of $12,900,000 for fiscal 1997. The increase in revenues for fiscal 1998 as compared to fiscal 1997 was more than offset by an increase in expenses for fiscal 1998 as compared to the prior fiscal year. Due primarily to business acquisitions and the Company's Panyu joint venture, the Company's research and development, sales and marketing and general and administrative expenses increased in fiscal 1998.



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                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By:                                         Date: June 30, 1998
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   John Smuda
   Chief Financial Officer